UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
Or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number:     001-07434

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Aflac Incorporated 401(k) Savings and Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the years ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 1993.

Atlanta, Georgia
June 20, 2019

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2018	2017
Assets:
Investments, at fair value (Note 5)	$475,737,649	$468,018,216
Notes receivable from participants	14,433,823	14,512,218
Cash	73,692	153,039
Accrued employer contribution	619,439	3,166,987
Accrued participant contribution	936,564	865,569
Total assets	491,801,167	486,716,029
Liabilities:
Excess participant contributions payable	0	975
Total liabilities	0	975
Net assets available for plan benefits	$491,801,167	$486,715,054
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2018	2017
Contributions and transfers:
Participant withholdings	$27,573,983	$26,118,275
Participant transfers from other plans	3,141,839	2,285,321
Employer contributions	16,717,739	14,203,638
Total contributions and transfers	47,433,561	42,607,234
Dividend income	25,481,143	17,812,339
Interest income	836,716	752,506
Net appreciation (depreciation) in fair value of investments	(37,287,592)	64,190,660
Distributions to participants	(31,335,225)	(24,739,428)
Administrative fees	(42,490)	(63,214)
Increase (decrease) in net assets	5,086,113	100,560,097
Net assets available for plan benefits:
Beginning of year	486,715,054	386,154,957
End of year	$491,801,167	$486,715,054
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2018 and 2017

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (Aflac); American Family Life Assurance Company of New York; Aflac International, Inc.; Continental American Insurance Company; Communicorp, Inc.; Aflac Benefits Advisors, Inc.; and Empoweredbenefits, LLC. The aforementioned entities are collectively referred to as "the Company" in this report. The Plan excludes Puerto Rico residents and employees of Aflac Life Insurance Japan Ltd., formerly the Japan Branch of Aflac prior to its conversion from a branch to a legal subsidiary of Aflac Incorporated effective April 1, 2018.

The Company stock fund investment under the Plan is an employee stock ownership plan with a dividend pass-through option. This option allows participants to make an election to receive any Company stock dividends in cash instead of using them to buy more Company stock in the participant's 401(k) account.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the payroll period following their employment date.

The Plan is administered by a plan administrator appointed by Aflac Incorporated's Board of Directors. For the years ended December 31, 2018 and 2017, T. Rowe Price Trust Company was the Plan's trustee and administrator.

(b)	Contributions and Transfers

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 75%, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $18,500 and $18,000 for participants under the age of 50 and $24,500 and $24,000 for participants age 50 and older in 2018 and 2017, respectively. Participants can elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). Effective January 1, 2018, the first 1% to 4% of participants' compensation contributed may be subject to a percentage matching contribution by the Company, compared with the first 1% to 6% of participants' compensation contributed in 2017. For the year ended December 31, 2018, subject to certain limitations, the Company's matching contribution was 100% of the portion of the participants' contributions, which were not in excess of 4% of the participants' annual cash compensation. For the year ended December 31, 2017, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' annual cash compensation. Participants may transfer into the Plan amounts representing distributions from other eligible plans.

The Company provides a nonelective contribution of 2% of annual cash compensation for employees who elected to opt out of the future benefits of the Aflac Incorporated defined benefit plan during the election period provided during the fourth quarter of 2013 and for new U.S. employees who started working for the Company after September 30, 2013.

In January 2018, the Company made a one-time contribution of $500 to the 401(k) plan of all employees active on December 31, 2017.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting and Forfeited Accounts
Participants are 100% vested in their contributions plus investment earnings or losses thereon.
Participants become vested in the Company’s matching contributions and nonelective contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant's interest in the Company's matching contributions and nonelective contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2018, there was an ending balance of approximately $79,000 in forfeited non-vested accounts, compared with approximately $19,000 at December 31, 2017. In 2018, forfeitures of approximately $1,827,000 were used to reduce matching contributions, compared with approximately $1,341,000 in 2017.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock. Certain eligible participants can elect periodic withdrawals and installment distributions.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

(f)	Notes Receivable From Participants

Participants are allowed to borrow funds from their accounts. The minimum amount of any notes receivable is $1,000. No participant may have more than one loan outstanding at any time, except that a participant may have more than one loan outstanding if both loans were issued before August 1, 2012, or if multiple loans were transferred from predecessor plans. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:

a.	50% of the participant's vested benefit (as defined by the Plan document); or

b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All notes receivable carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 5.50% at December 31, 2018, compared with 4.50% at December 31, 2017. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Transactions With Parties-in-Interest

As of December 31, 2018 and 2017, the statements of net assets available for plan benefits include the following investments and notes receivable with parties-in-interest to the Plan.

	2018	2017
T. Rowe Price Blue Chip Growth Fund	$33,534,464	$31,118,694
T. Rowe Price Balanced Fund	58,487,754	61,199,317
T. Rowe Price Equity Income Fund	23,471,882	27,045,246
T. Rowe Price Mid-Cap Growth Fund	21,553,662	22,222,973
T. Rowe Price Mid-Cap Value Fund	4,989,213	5,976,801
T. Rowe Price Retirement 2005 Fund	29,870	50,718
T. Rowe Price Retirement 2010 Fund	508,858	624,483
T. Rowe Price Retirement 2015 Fund	2,795,351	3,579,878
T. Rowe Price Retirement 2020 Fund	9,444,602	8,603,991
T. Rowe Price Retirement 2025 Fund	13,619,111	12,712,001
T. Rowe Price Retirement 2030 Fund	16,199,544	13,462,710
T. Rowe Price Retirement 2035 Fund	14,031,487	12,521,860
T. Rowe Price Retirement 2040 Fund	15,922,504	13,362,966
T. Rowe Price Retirement 2045 Fund	13,561,174	11,576,109
T. Rowe Price Retirement 2050 Fund	11,273,109	9,773,784
T. Rowe Price Retirement 2055 Fund	5,164,499	4,129,795
T. Rowe Price Retirement 2060 Fund	1,154,383	363,591
T. Rowe Price Stable Value Common Trust Fund	23,708,945	20,181,306
T. Rowe Price U.S. Treasury Money Fund	0	2,984
T. Rowe Price U.S. Treasury Money Market Trust	4,937,846	3,699,448
Aflac Incorporated common stock	124,444,248	124,923,610
Notes receivable from participants	14,433,823	14,512,218

The Plan’s investments include shares of common stock issued by Aflac Inc., the Plan sponsor. In February 2018, the Board of Directors of Aflac Inc. declared a two-for-one stock split of Aflac Inc.'s common stock in the form of a 100% stock dividend payable on March 16, 2018 to shareholders of record at the close of business on March 2, 2018. The stock split was payable in the form of one additional common stock share for every share of common stock held. All share-based data have been adjusted to reflect the stock split for all periods presented.

At December 31, 2018 and 2017, the Plan held a combined total of 2.7 million and 2.8 million shares valued at approximately $45.56 and $43.89 per share, respectively. Additionally, the Plan received dividends paid by the Aflac Inc. common stock totaling $2.8 million in 2018, compared with $2.4 million in 2017. The Plan paid fees totaling approximately $42,000 and $63,000 to T. Rowe Price during 2018 and 2017, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)	Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

(e)	Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions for the year ended December 31, 2018, compared with $975 for the year ended December 31, 2017.

(f)	Distributions
Distributions to participants are recorded when paid.

(g)	Expenses
The majority of the Plan's administrative expenses are paid directly by the Company and excluded from these financial statements. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount. Investment-related expenses are included in net appreciation (depreciation) in fair value of investments.

(h)	New Accounting Pronouncements

Accounting Pronouncements Pending Adoption

Fair Value Measurement, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: In August 2018, the FASB issued amendments to the disclosure requirements on fair value measurements. The amendments remove, modify, and add certain disclosures. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Further, an entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The adoption of this guidance is not expected to have a significant impact on the Plan's statement of net assets available for plan benefits, the statement of changes in net assets available for plan benefits, or disclosures.

Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities: In January 2016, the FASB issued guidance to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. For employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this guidance is not expected to have a significant impact on the Plan's statement of net assets available for plan benefits, the statement of changes in net assets available for plan benefits, or disclosures.
3. FEDERAL INCOME TAXES

The IRS has determined and informed the Company by letter dated March 25, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore, are exempt from federal income taxes.

U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

1.
Mutual funds. Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

2.	Common stock. Valued at the closing price reported on the active market on which the individual securities are traded.

3.
Common/collective trusts. These trusts consist of a stable value fund that is composed primarily of fully benefit-responsive investment contracts and a money market fund which invests substantially all of its assets in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations. These trusts are valued at the NAV as provided by the Plan’s trustee. The NAV is calculated by its issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. NAVs are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date. The fair value of the underlying investment contracts held by the trust are valued using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. NAV is a readily determinable fair value and is the basis for current transactions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31.

	2018
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$73,692	$—	$—	$73,692
Investments:
Mutual funds	322,646,610	—	—	322,646,610
Aflac Incorporated common stock	124,444,248	—	—	124,444,248
Common/collective trusts(1)	—	28,646,791	—	28,646,791
Total assets at fair value	$447,164,550	$28,646,791	$—	$475,811,341
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 320-10 and have been classified in the fair value hierarchy.

	2017
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$153,039	$—	$—	$153,039
Investments:
Mutual funds	319,213,852	—	—	319,213,852
Aflac Incorporated common stock	124,923,610	—	—	124,923,610
Common/collective trusts(1)	—	23,880,754	—	23,880,754
Total assets at fair value	$444,290,501	$23,880,754	$—	$468,171,255
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 320-10 and have been classified in the fair value hierarchy.
There are no restrictions on the ability of investors to redeem any of these investments at December 31, 2018 and 2017.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2018 and 2017.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2018	2017
Net assets available for plan benefits per the financial statements	$491,801,167	$486,715,054
Amounts allocated to withdrawing participants	(101,050)	(121,335)
Deemed distributions	(122,574)	(53,519)
Net assets available for plan benefits per the Form 5500	$491,577,543	$486,540,200

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment before year-end, but not yet paid as of that date.
Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.
The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the years ended December 31:

	2018	2017
Net increase in net assets available for plan benefits per the financial statements	$5,086,113	$100,560,097
Changes in participant withdrawals not yet distributed	20,285	(74,937)
Changes in deemed distributions	(69,055)	12,691
Net increase in net assets per the Form 5500	$5,037,343	$100,497,851

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2018

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
Vanguard Inflation-Protected Securities Fund, Admiral	75,309	1,843,569
Vanguard Total Bond Market Index Fund, Institutional	326,111	3,407,858
American Funds Europacific Growth Fund, R6	313,293	14,095,042
T. Rowe Price Blue Chip Growth Fund*	349,208	33,534,464
T. Rowe Price Balanced Fund*	2,734,350	58,487,754
T. Rowe Price Equity Income Fund*	859,776	23,471,882
T. Rowe Price Mid-Cap Growth Fund*	282,190	21,553,662
T. Rowe Price Mid-Cap Value Fund*	204,476	4,989,213
T. Rowe Price Retirement 2005 Fund*	2,421	29,870
T. Rowe Price Retirement 2010 Fund*	31,353	508,858
T. Rowe Price Retirement 2015 Fund*	215,027	2,795,351
T. Rowe Price Retirement 2020 Fund*	483,595	9,444,602
T. Rowe Price Retirement 2025 Fund*	882,638	13,619,111
T. Rowe Price Retirement 2030 Fund*	726,437	16,199,544
T. Rowe Price Retirement 2035 Fund*	862,945	14,031,487
T. Rowe Price Retirement 2040 Fund*	691,381	15,922,504
T. Rowe Price Retirement 2045 Fund*	866,529	13,561,174
T. Rowe Price Retirement 2050 Fund*	854,023	11,273,109
T. Rowe Price Retirement 2055 Fund*	386,275	5,164,499
T. Rowe Price Retirement 2060 Fund*	109,213	1,154,383
Vanguard Extended Market Index Fund, Institutional	62,779	4,751,772
Vanguard Federal Money Market Fund	131,856	131,856
Vanguard Institutional Index Fund, Institutional	161,214	36,684,214
Vanguard Total International Stock Index, Investor	219,727	3,333,261
Glenmede Smallcap Equity Institutional	212,475	4,806,194
Met West Total Return Bond Plan	802,799	7,851,377
Total Mutual Funds		322,646,610

Common/Collective Trusts
T. Rowe Price Stable Value Common Trust Fund*	23,708,945	23,708,945
T. Rowe Price U.S. Treasury Money Market Trust*	4,937,846	4,937,846
Total Common/Collective Trusts		28,646,791

Aflac Incorporated common stock*	2,731,437	124,444,248
Participant loans*** (2,070 loans outstanding with zero cost, interest rates from 5.25% to 7.25% and maturity dates of less than one year to 10 years)*		14,311,249	**
Total		$490,048,898
*Indicates a party-in-interest to the Plan
**Excludes deemed distributions of $122,574
***Also referred to as notes receivable from participants
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 20, 2019	By:	/s/ Matthew Owenby
Matthew Owenby
Senior Vice President, Chief Human Resources Officer

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm